Victory Variable Insurance Funds


CONSIDERATIONS OF THE BOARD IN CONTINUING THE INVESTMENT
ADVISORY AGREEMENT (THE"AGREEMENT").

The Board approved the Agreement on behalf of the Fund at a meeting, which was called for that purpose, on December 2, 2015. The Board also considered information relating to the Agreement throughout the year and at a meeting on October 21, 2015. In considering whether to approve the Agreement, the Board requested, and the Adviser provided, information that the Board believed to be reasonably necessary to reach its conclusions. The Board, including the Independent Trustees, evaluated this information along with other information obtained throughout the year and was advised by legal counsel to the Fund and by independent legal counsel to the Independent Trustees. The Board reviewed numerous factors with respect to the Fund. The Board considered the Fund's investment performance as a significant factor in determining whether the Agreement should be continued.
In considering whether the compensation paid to the Adviser was fair and reasonable, the Board also evaluated, among other things, the following factors:

     - The requirements of the Fund for the services provided by the Adviser;

     - The nature, quality and extent of the services provided and expected to be provided;

     - Fees payable for the services and whether the fee arrangements provided for economies of scale that would benefit Fund shareholders as the Fund grows;

     - Fees paid by other clients of the Adviser for similar services and the differences in the services provided to the other clients;

     - Total expenses of the Fund, taking into consideration any distribution or shareholder servicing fees;

     - The Adviser's commitments to operating the Fund at competitive expense levels;

     - The profitability of the Adviser (as reflected by comparing fees earned against an estimate of the Adviser's costs) with respect to the Adviser's relationship with the Fund;

     - Research and other service benefits received by the Adviser obtained through payment of client commissions for securities transactions;

     - Other benefits received by the Adviser, including revenues paid to affiliates of the Adviser by the Fund for administration services;

     - The capabilities and financial condition of the Adviser;

     -    Current economic and industry trends; and

     - The historical relationship between the Fund and the Adviser.

The Board reviewed the Fund's current management fee, comprised of the advisory fee plus the administrative fee paid to the Adviser, in the context of the Adviser's profitability of the Fund individually. In addition, the Board compared the Fund's total operating expense ratio on a net and gross basis,taking into consideration any distribution or shareholder servicing fees and management fee with comparable mutual funds in a peer group compiled by the Adviser. The Board reviewed the factors and methodology used by the Adviser in the selection of the Fund's peer group in accordance with a process designed by an independent third-party consultant hired by the Board. The Board also reviewed fees and other information related to the Adviser's management of similarly managed institutional or private accounts and the differences in the services provided to those other accounts. The Trustees also noted that because of the small size of the Fund, there were no breakpoints in the advisory fee schedule for the Fund.

The Board reviewed the Fund's performance over one-, three-, five- and ten-year periods (as applicable) against the performance of the Fund's selected peer group, benchmark index and Morningstar category. The Board recognized that the Fund's performance, the performance of peer funds and the Fund's Morningstar average are provided net of expenses, while the benchmark index is gross returns. The Board considered the additional resources that management committed to enhance portfolio analysis, compliance and trading systems.

The Board reviewed various other specific factors with respect to the Fund, as described below. In their deliberations, the Trustees did not rank the importance of any particular information or factor considered, and each Trustee attributed different weights to various factors.

The Board compared the Fund's 0.405% gross annual management fee to the median management fee for the peer group and considered the fact that the Fund's fee was within the range of the Fund's peers. The Board also compared the Fund's Class A net annual expense ratio of 1.16% to the peer group median of 1.0% and found the Fund's expense ratio to be reasonable. The Board then compared the Fund's Class A performance for the one-, three-, five- and ten-year periods ended July 31, 2015, to that of the peer group, benchmark index and Morningstar category for the same periods and considered the fact that the Fund underperformed the peer group and its Morningstar category for the one-, five- and ten-year periods and underperformed the benchmark index for each period. The Board noted the longevity of the portfolio managers and the management team and discussed with management longer term plans for the portfolio management team.

APPROVAL OF THE AGREEMENT ON BEHALF OF THE FUND

Having concluded, among other things, that (1) the Fund's management fee was within the range of advisory fees charged to comparable mutual funds; (2) the Fund's total expense ratio was reasonable; and (3) management was addressing the Trustees' concerns about the Fund's performance, the Board agreed that the Agreement continued to be in the best interests of the Fund's shareholders with respect to the Fund.

Based on its review of the information requested and provided, and following extended discussions concerning the same, the Board determined that the Agreement, on behalf of the Fund discussed above, was consistent with the best interests of the Fund and its shareholders, and the Board unanimously approved the Agreement, on behalf of the Fund, for an additional annual period on the basis of the foregoing review and discussions and the following considerations, among others:

     - The fairness and reasonableness of the investment advisory fee payable to the Adviser under the Agreement in light of the investment advisory services provided, the costs of these services, the profitability of the Adviser's relationship with the Fund and the comparability of the fee paid to the fees paid by other investment companies;

     - The nature, quality and extent of the investment advisory services provided by the Adviser which, over the years, have resulted in the Fund achieving its stated investment objective;

     - The Adviser's entrepreneurial commitment to the management of the Fund and the creation of a broad-based family of funds, which could entail a substantial commitment of the Adviser's resources to the successful operation of the Fund;

     - The Adviser's representations regarding its staffing and capabilities to manage the Fund, including the retention of personnel with relevant portfolio management experience;

     - The Adviser's efforts to enhance investment results by, among other things, developing quality portfolio management teams, committing substantial resources and implementing a risk management program aimed at measuring, managing and monitoring portfolio risk, and to reduce expenses across the complex; and

     - The overall high quality of the personnel, operations, financial condition, investment management capabilities, methodologies and performance of the Adviser.